TRADE STREET SOCIAL, LLC

Unaudited Financial Statements for the Interim Period January 27, 2023 (Inception)
ending on March 31, 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trade Street Social, LLC
Greer, SC

We have reviewed the accompanying financial statements of Trade Street Social, LLC (a limited liability company), which comprise the balance sheet as of the interim period ending on March 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Trade Street Social, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
June 2, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TRADE STREET SOCIAL, LLC
BALANCE SHEET
MARCH 31, 2023
_____

ASSETS

CURRENT ASSETS

Cash	$	-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Credit Card Payable	1,028
TOTAL CURRENT LIABILITIES	1,028
TOTAL LIABILITIES	1,028

MEMBERS' EQUITY

Retained Deficit	(1,028)
TOTAL MEMBERS' EQUITY	(1,028)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

TRADE STREET SOCIAL, LLC
INCOME STATEMENT
FOR THE PERIOD ENDED MARCH 31, 2023

Operating Expense	
Formation Expenses	1,028
	1,028
Net Loss from Operations	(1,028)
Other Expense	-
Net Loss	$ (1,028)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

TRADE STREET SOCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2023
_____

Cash Flows From Operating Activities		
Net Loss For The Period	$	(1,028)
Change in Credit Card Payable		1,028
Net Cash Flows From Operating Activities		-
Cash Flows From Investing Activities		
		-
Net Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
		-
Net Cash Flows From Financing Activities		-
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements (Unaudited)

3

TRADE STREET SOCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDED MARCH 31, 2023
_____

	Retained Deficit	Total Members' Equity
Balance at January 27, 2023 (Inception)	$ -	$ -
Net Loss	(1,028)	(1,028)
Balance at March 31, 2023	$ (1,028)	$ (1,028)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trade Street Social, LLC ("the Company") is a limited liability company organized under the State of South Carolina. The Company will operate an entertainment venue which will feature a kitchen, bar, indoor/outdoor seating, and other various entertainment options.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2023 of $1,028.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 2, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the dependence on key personnel to guide this project from start to finish, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made.

Actual results could differ from those estimates. There are no estimates presented in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. The Company sustained a net operating loss during the period ended of March 31, 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of South Carolina.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 2, 2023, the date that the financial statements were available to be issued.